September 9, 2025

Edmund Nabrotzky
Chief Executive Officer
CID HoldCo, Inc.
5661 S Cameron St, Suite 100
Las Vegas, NV 89118

       Re: CID HoldCo, Inc.
           Registration Statement on Form S-1
           Filed September 5, 2025
           File No. 333-290052
Dear Edmund Nabrotzky:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Penny J. Minna